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                                                                  Exhibit (a)(7)


                                [MDH Letterhead]



                                                                October 15, 1997


Dear Tendering Shareholder:

By this letter, you are hereby notified that Medical Defense Holding Co. ("MDH") has accepted for purchase the number of shares of its Preferred Stock which you tendered. The shares have been accepted for purchase by MDH pursuant to its Offer to Purchase dated August 8, 1997 (the "Offer"). UMB Bank, n.a., the Depositary for the Offer, will be forwarding a check directly to you for either the full purchase price, or the purchase price less the fees associated with lost certificates, of the shares accepted in the Offer. UMB Bank currently estimates they will mail the checks on or about October 16, 1997.

Pursuant to the Offer, MDH proposed to purchase up to 5,000,000 shares of its Preferred Stock for a purchase price of not less than $.30 or in excess of $.40. The actual purchase price was thereafter determined through a "dutch auction" procedure.

The Offer terminated in accordance with its terms at 5:00 p.m., Central Time, on October 3, 1997. At such time 1,721,445 shares of MDH Preferred Stock were tendered in the Offer. The lowest per share price at which MDH could purchase all of the shares of Preferred Stock properly tendered in the Offer was $.40.

If you have any questions with regard to the payment of your shares accepted in the Offer, please contact the Depositary at (816) 860-7786 (call collect). The Board of Directors of MDH appreciates your interest in the Offer.

                                    Very truly yours,



                                    /s/ Ronald G. Benson
                                    Ronald G. Benson
                                    Chief Executive Officer

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